

February 28, 2012

<u>Via E-mail</u>
Mr. Lamar M. Chambers
Chief Financial Officer
Ashland Inc.
50 East River Center Boulevard
Covington, Kentucky 41012

> **RE:** **Ashland, Inc.**
> **Form 10-K for the Year ended September 30, 2011**
> **Filed November 23, 2011**
> **Form 10-Q for the Period Ended December 31, 2011**
> **Filed January 30, 2012**
> **Response dated February 21, 2012**
> **File No. 1-32532**

Dear Mr. Chambers:

We have reviewed your response letter dated February 21, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year ended September 30, 2011</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Results of Operations – Consolidated Review, page M-6

Use of non-GAAP measures, page M-6

2. We note your response to comment two in our letter dated January 31, 2012. You state that
    EBITDA and Adjusted EBITDA provide a supplemental presentation of cash generated from
    operating earnings on a consolidated and business segment basis. Please tell us what
    consideration you gave to also reconciling these non-GAAP measures to cash flows provided
    by operating activities from continuing operations. Refer to Item 10(e)(1)(i)(b) of Regulation
    S-K.

Operating Income, page M-7

3. We note your response to comment five in our letter dated January 31, 2012. Given that your
    determination of EBITDA as presented in your table on page M-7 also includes adjustments
    that are not in EBITDA as commonly defined, such as impairment charges and a charge for
    purchased in-process research and development, we continue to believe that you should
    retitle this measure to better convey that additional adjustments have been made. Please also
    consider using a title such as Covenant Adjusted EBITDA on page M-24 to better convey
    that additional adjustments are being made to the EBITDA measure shown there as well.

Application of Critical Accounting Policies

Goodwill, page M-27

4. We note your response to comment seven in our letter dated January 31, 2012. Your
    response indicates that the total of your discounted cash flow models for each reporting unit
    summed together exceeded your total market capitalization by 71%. Please help us better
    understand how you were able to conclude that the fair values based on your discounted cash
    flow models were reasonable in light of this difference. Please address the following:
    • For each reporting unit, please provide us with the estimated fair value based on your
      discounted cash flow models both including and excluding the control premium. Please
      also provide us with each reporting units' carrying value;
    • Please provide us with a summary of the industry data that you relied upon in
      determining that a 71% control premium was reasonable;
    • You indicate that one of the factors that led to a difference between the total of the
      discounted cash flow models and your market capitalization was the impact of divesting
      lower margin businesses and the acquisition of higher margin less cyclical businesses as
      well as restructuring activities. Given that it appears all of these activities were
      announced, please help us better understand why you do not think they would have
      already been considered in your market capitalization. Please also tell us how much of

> the difference between the total of your discounted cash flow models and market
> capitalization is related to this factor; and

- Please help us further understand how you considered third party target stock prices in your analysis. Given that you indicate the implied control premium would have been approximately 45%, it is not clear how you used this to determine that a 71% implied control premium was appropriate.

Financial Statements

Notes to the Financial Statements

Note A – Significant Accounting Policies

Earnings per Share, page F-17

5. We note your response to comment eight in our letter dated January 31, 2012. Please show us what your reported earnings per share amounts would have been for each of the three years ended September 30, 2011 and the three months ended December 31, 2011 if you had used the two-class method for computing earnings per share for your participating securities.

Note C. Divestitures

Casting Solutions Joint Venture, page F-22

6. We note your response to comment nine in our letter dated January 31, 2012. Please also further clarify in your disclosures what your initial investment amount was in this joint venture as well as how you determined this amount. Specifically, it is not clear if you recorded the initial investment amount based on the total fair market value of the net assets contributed to the joint venture, including the portion for which you recorded a gain. Please also address what consideration you gave to ASC 970-323-30-1 through 6 in accounting for your contribution of businesses to this joint venture, including in determining whether a gain should be recorded and the amount of gain to record.

Note E – Unconsolidated Affiliates, page F-25

7. We note your response to comment 10 in our letter dated January 31, 2012. In determining whether to provide the disclosures called for by ASC 323-10-50-3 for each of your investees, you assessed the impact that each unconsolidated affiliate has individually, and in the aggregate, on certain key financial performance metrics which included net income, income from continuing operations, operating income, EBITDA, Adjusted EBITDA, Covenant EBITDA and free cash flow. Please also confirm that you considered the impact on your income (loss) from continuing operations before income taxes in determining that additional disclosures did not need to be provided for each of your investees.

Note L – Income Taxes, page F-36

8. We note your response to comment 12 in our letter dated January 31, 2012. Regarding the $60 million of tax expense incurred related to the repatriation of foreign earnings in 2011, you previously determined that these earnings were permanently reinvested. Please provide us with a breakdown of each country that this $60 million relates to as well as how you determined the earnings were permanently reinvested. Prior to the repatriation in 2011, please provide us with a summary of the evidence you relied upon in determining that these earnings were permanently reinvested. You should address your specific plans for reinvestment for these undistributed earnings that demonstrated remittance of the earnings would be postponed indefinitely. Refer to ASC 740-30-25-17.

9. You also concluded as of September 30, 2011 that $86 million of foreign earnings are permanently reinvested. Please provide us with a breakdown of each country that this $86 million relates to as well as how you determined the earnings are permanently reinvested. Please provide us with a summary of the evidence you relied upon in determining that these earnings are permanently reinvested. You should address your specific plans for reinvestment for these undistributed earnings that demonstrate remittance of the earnings would be postponed indefinitely. Refer to ASC 740-30-25-17.

Note N - Litigation, Claims, and Contingencies

Asbestos Litigation

Hercules Asbestos-Related Litigation, page F-46

10. We note your response to comment 14 in our letter dated January 31, 2012. Your response indicates that the significant reductions in the liability were primarily due to changes in the mix of claims types and a decline in your expenses with respect to this litigation. The summary of Hercules' asbestos claims activity provided on page F-46 shows minimal activity in claims in 2009 through 2011. For example, in 2011, there were two claims filed and one claim dismissed and in 2010, there was only one claim dismissed. In this regard, please help us better understand the factors which resulted in significant reductions in the liability.

Other Legal Proceedings and Claims, page F-49

11. We note your response to comment 15 in our letter dated January 31, 2012. In a similar manner to your response, please disclose that there is a reasonable possibility that a loss exceeding amounts already recognized may be incurred with respect to the matters described under the heading "Other Legal Proceedings and Claims" on page F-49; however, such potential losses were immaterial. In addition, losses already recognized with respect to such matters were also immaterial.

<u>Form 10-Q for the Period Ended December 31, 2011</u>

<u>General</u>

12. Please address the above comments in your interim filings as well, as applicable.

       If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief